Exhibit 12.1
Coinmach Service Corp.
Statements Re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	March 31,	March 31,	March 31,	March 31,	March 31,
	2003	2004	2005	2006	2007
Earnings:
Consolidated pretax (loss) income from continuing operations	$(2,819)	$(34,979)	$(45,491)	$(40,467)	$2,233
Addback: Fixed Charges	137,717	161,813	157,480	140,571	135,973

Earnings	$134,898	$126,834	$111,989	$100,104	$138,206

Fixed Charges:
Interest expense	$58,167	$82,091	$77,743	$60,099	$55,014
Net amortization of debt discounted and premium and issuance expense	2,439	2,414	2,326	1,905	792
Interest portion of rental expense	77,111	77,308	77,411	78,567	80,167

Fixed Charges	$137,717	$161,813	$157,480	$140,571	$135,973

Ratio of Earnings to Fixed Charges:	—	—	—	—	1.0
Coverage Deficiency	$2,819	$34,979	$45,491	$40,467	$—